FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of January 2007

Tyler Resources Inc.

(Translation of registrant's name into English)

#500, 926 - 5th Ave. S.W.

Calgary, Alberta T2P 0N7

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F     X       Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes             No     X

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Tyler Resources Inc.

(Registrant)

Date January 4, 2007

“Barbara O’Neill”

Barbara O'Neill, Secretary

Yes             No     X

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

TYLER RESOURCES INC.

#500, 926 – 5TH Avenue S.W., Calgary, Alberta, T2P 0N7 Phone: (403) 269-6753, Fax: (403) 266-2606

TSX VENTURE SYMBOL: TYS

     NEWS FOR RELEASE: January 4, 2007

NEWS RELEASE 07-01

For Further Information Contact:     Jean Pierre Jutras at 1-403-269-6753

Web:  www.tylerresources.com

Tyler Resources Samples 4,720 g/t Silver (4.72 kg/t) and 30 Meters Grading 2.5% Zinc,

0.39% Copper and 7.1 g/t Silver In New Surface Discoveries at Bahuerachi

Tyler Resources Inc. is pleased to announce results from continuing surface work at Bahuerachi.  This work aims to build on the main Bahuerachi Deposit by discovering additional mineral deposits that could be accretive in value to a potential bulk tonnage, open pit style operation at the already identified Main Zone.

Surface work has identified two new significant areas of mineralization on the property and peripheral to the Main Zone deposit.  At Mina Valencia (see map), a series of small mostly collapsed and partly covered historical adit returned high grade silver in poorly exposed quartz veins.  These are located approximately 2.5 km north of the known Bahuerachi porphyry complex, and justify further surface work due to the high grade nature of the mineralization (4.72 kg/t silver in mine dumps).

In the north part of the property, in an area called Cerro Prieto/Silica Hill, widespread high grade zinc +/- copper, and silver mineralization has been discovered by surface sampling over an area of some 250 meters by 50 meters (Silica Hill), with regional spot high grades results covering an area of roughly 1.3 km by 1.0 km. Mineralization in this widespread area is found in skarns, as well as marble breccias and zones of intense silicification cutting across different lithological units.  Assays to date, with numerous results outstanding from sampling conducted before year-end, outline a potentially significant new mineralized area located roughly 5 km from the current Bahuerachi Deposit. This area will see more surface work in the coming months, as development style drilling continues on the Main Bahuerachi Deposit.

The table below highlights some of the new sampling results, which are displayed on the attached property location map.

Significant Surface Intervals - New Areas

Area	Sample Type	Interval (m)	Copper (%)	Gold (g/t)	Silver (g/t)	Lead (%)	Zinc (%)	Comments
Mina Valencia	grab	-	trace	-	4,720	10.1	-	Mine dump
Mina Valencia	chip	1	-	0.04	25.8	0.2	-	Chip across quartz vein

Silica Hill/ Cerro Prieto	Chips	30	0.39	-	7.1	-	2.5	Continuous chip samples
	Chips	5.5	0.17	-	9.8	-	8.25	Continuous chips
	Chips	4.5	0.47	-	14.7	-	0.79	Continuous chips
	Chips	1.3	4.0	-	39	-	0.9	Continuous chips
	Chips	12.5	0.15	-	9	-	0.39	Continuous chips
	Float	-	0.32	-	22	2.55	3.55	Grab sample of float material

News Release – January 4, 2007

Field Update

Drilling is set to resume after the Christmas break with the camp reopening on January 9, 2007 and drilling commencing on January 12-23, 2007.

Assay results currently outstanding include drill holes RC-63, 64, 65, 66, 67, 68, 69, 70 and core holes BAH 103, 105, 106, 107, 108 and 109 (partial).

Other

Tyler has also granted under its 2006 Stock Option Plan, options for 1,615,000 common shares at an exercise price of $0.50 per share to its directors, officers, consultants and employees, exercisable for a period of five years commencing on January 4, 2007.

About Tyler

Tyler Resources is a Canadian junior exploration company focused on base and precious metals exploration in Mexico. Tyler’s primary project is the Bahuerachi property, which hosts Mexico’s fourth largest known mineralized porphyry system. The Company is now in the advanced stage of a 35,000 meter combined diamond and reverse circulation drilling program extending into 2007, making it one of the most active Canadian junior exploration companies operating in Mexico.

All assay work was performed by ICP at ALS-Chemex labs of Vancouver, with gold done using standard fire assay methods.  All samples sent to the lab are sealed with security tags for delivery to ALS-Chemex. Duplicate samples as well as standards and blanks are inserted in each batch of samples delivered to the laboratory and then checked to ensure proper quality assurance and quality control (QA/QC).

The Qualified Person responsible for the design and implementation of the Field Program as well as the preparation of this news release was J. P. Jutras, P.Geol., and President of the Company. The work program is being carried out with the participation of Dr. Shane William Ebert, Ph.D, P.Geo, Vice President and Director, Dustin Rainey, B.Sc Geology, Grant Couture, M.Sc Geology, Paul Turnbull, B.Sc, P.Geol and Cornell McDowell, B.Sc Geology, consultants to the Company.

“Jean Pierre Jutras”

Jean Pierre Jutras, President/CEO/Director

The TSX Venture Exchange has neither approved nor disapproved of the contents of this press release.

Cautionary language:  Except for the historical and present factual information contained herein, the matters set forth in this news release, including words such as “expects”, “projects”, “plans”, “anticipates” and similar expressions, are forward-looking information that represents management of Tyler’s internal projections, expectations or beliefs concerning, among other things, future operating results and various components thereof or the economic performance of Tyler. The projections, estimates and beliefs contained in such forward-looking statements necessarily involve known and unknown risks and uncertainties, which may cause Tyler’s actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things, those described in Tyler’s filings with the Canadian securities authorities. Accordingly, holders of Tyler shares and potential investors are cautioned that events or circumstances could cause results to differ materially from those predicted. Tyler disclaims any responsibility to update these forward-looking statements.

TYLER RESOURCES INC.

BAHUERACHI PROJECT, MEXICO

Surface Sample Sketch Location Map

Chip: 8.5 m @ 7.0% Zn, 1.2% Cu, 9.8 g/t Ag (previously released)
Chip: 1.3 m @ 4.0% Cu, 0.9% Zn, 39 g/t Ag
Chip: 5.5 m @ 8.25% Zn, 0.17% Cu, 9.8 g/t Ag, 4.5 m @ 0.79 % Zn, 0.47% Cu, 14.7 g/t Ag and 4m @ 0.86% Zn
Cerro Prieto
Silica Hill
Grab: 0.71% Cu, 26 g/t Ag, 6.0% Zinc
NORTH
Chip: 14 m @ 0.49% Zn
Float: 3.55% Zn, 22 g/t Ag, 0.32% Cu, 2.55% Pb
Chip: 1.5 m @ 4.08% Zn, 45.4 g/t Ag, 0.5% Cu
Chip, 3 series, 3m @ 9.21% Zn, 2.25 m @ 5.7% Zn and 8 g/t Ag 1.7 m @ 10.05% Zn and 52.8 g/t Ag
Chip: 5.5 m @ 0.41% Cu, 0.75% Zn, 6.6 g/t Ag
Chip, 3 series: 30 meters @ 2.5% Zn, 0.39% Cu and 7.1 g/t Ag, 37.75 m @ 12.5 g/t Ag and 12.5 m @ 0.39% Zn, 9 g/t Ag and 0.15% Cu
Mina Valencia
Dumps: 4,720 g/t Ag, 10.1% pb
Chip: 1m @ 25.8 g/t Ag, 0.04 g/t Au, 0.2% Pb
NORTH SKARN ZONE
Other claim
North Porphyry
Colome Skarn Trend
RC 55/56
RC 54
RC 53
RC 57
RC 58
DDH 107
DDH 105/06
DDH-BAH 103
DDH-BAH 101
DDH-BAH 104
DDH-BAH 108
D-63
D-59
Los Alisos epithermal Au-Ag (Zn)
RC 63 to 70 completed, 71 ongoing
Cuesta Colorada Skarn/CRD Cu-Zn-Ag-Au
RC 62
RC 61
RC 59/60
South/Goat Porphyry
Bahuerachi 1-2-3-5-6 Claim block Boundary
Legend
(based on Sketch Geological Compilation Phase 1, July 2004)
Quartz-Feldspar porphyry (QFP) Complex Undifferentiated
Drill holes completed, assays reported (see previous releases)
Drill holes completed, assays outstanding
Drill holes in progress
Other targets/ mineralized areas
Scale
0
1,000 m
2,000 meters
2 Km